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[redacted]

09042124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
AUG 26 2009
Washington, DC
121

SEC FILE NUMBER
8 - 32480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (MM/DD/YY) AND ENDING 6/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foreside Distribution Services, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 302
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike — 614-416-8821
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Distribution Services, L.P., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Partners
Foreside Distribution Services, L.P.

We have audited the accompanying statement of financial condition of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited partnership) as of June 30, 2009, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foreside Distribution Services, L.P. as of June 30, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
August 20, 2009

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC
and a Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash	$	1,030,096
Distribution fees receivable		159,439
Prepaid expenses		16,973
Other receivables		141,560
Total assets	$	1,348,068

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accrued distribution fees and related expenses	$	678,189
Payable to affiliates		94,962
Accrued expenses		55,466
Total liabilities		828,617
Commitments and contingencies		
Partners' capital		519,451
Total liabilities and partners' capital	$	1,348,068

See Notes to Financial Statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2009

Revenues:		
Distribution fees	$	2,814,901
Service agreement fees		331,901
Commissions		451,912
Base distribution fees		695,538
Compensation rebill		266,278
Licenses and fees rebill		154,990
Interest and other income		15,269
Total revenues		4,730,789
Expenses:		
Distribution and distribution related expenses		3,263,178
Administrative service fee to affiliates		973,835
Wholesale payroll allocation		186,960
Professional fees		68,400
Licenses and fees		189,557
Other expenses		27,429
Total expenses		4,709,359
Net income	$	21,430

See Notes to Financial Statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC
and a Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED JUNE 30, 2009

	General Partner	Limited Partner	Total Partners' Capital
Balance, July 1, 2008	$ 754,574	$ 293,447	$ 1,048,021
Net income	15,430	6,000	21,430
Distributions to Parent	(396,000)	(154,000)	(550,000)
Balance, June 30, 2009	$ 374,004	$ 145,447	$ 519,451

See Notes to Financial Statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

Operating activities:		
Net income	$	21,430
Adjustments to reconcile net income to net cash used in operating activities		
Bad debt expense		19,876
Changes in operating assets and liabilities:		
Decrease in distribution fees receivable		1,161,352
Decrease in prepaid expenses		10,109
Decrease in other receivables		183,610
Decrease in accrued distribution fees payable and related expenses		(2,564,139)
Increase in payable to affiliates		60,234
Decrease in accrued other expenses		(21,664)
Net cash used in operating activities		(1,129,192)
Financing activities - distributions to Parent		(590,000)
Net decrease in cash and cash equivalents		(1,719,192)
Cash and cash equivalents, beginning of year		2,749,288
Cash, end of year	$	1,030,096

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

Foreside Distribution Services, L.P. (the "Partnership"), a limited partnership, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"), which is the sole general partner and sole limited partner of the Partnership. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership serves as distributor and principal underwriter for various investment companies (the "Funds") and, as a result, substantially all of the Partnership's revenues are earned from the Funds or from the sale of the Funds' shares. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Partnership and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Partnership operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Partnership maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank at which the Partnership maintains deposits and believes that any potential credit loss is minimal. At June 30, 2009, the Partnership had cash in excess of insured limits of approximately $742,000. The Partnership considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Partnership. Fees earned by the Partnership are principally determined based on average daily net assets of the Funds and, pursuant to EITF 85-24 "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," are accrued monthly.

The Partnership receives service agreement fees by providing certain clearing services to its clients as a member of the National Securities Clearing Corporation ("NSCC"). Fees for these services are earned and billed monthly. The Partnership is a Fund Member of the NSCC. When the Partnership serves as the principal underwriter for various mutual fund families, the Partnership provides the NSCC clearing services for such Funds as part of the distribution relationship. In addition, the Partnership has agreed to provide NSCC clearing services for certain funds for which the Partnership is not the principal underwriter ("Fees for NSCC Clearing Services"). The Partnership provides these Fees for NSCC Clearing Services pursuant to a written Services Agreement.

Note 2 - Summary of significant accounting policies (continued):

Revenue recognition (concluded):

Investors in certain classes of the Funds' shares pay commissions to the Partnership for the purchase of those shares based on a percentage of the value of the shares purchased. The Partnership, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Partnership as the broker-dealer of record for investors who purchase directly from the Funds.

Base distribution fees are fees earned from the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Wholesaling personnel services fees (compensation rebill) are payments made by the Funds' investment advisor, an unaffiliated third party, in accordance with the Agreement. The fees compensate the Partnership for wholesaling activities performed on behalf of the Funds. The wholesale payroll allocation expense consists of the personnel expenditures made by the Partnership in performing the service.

Licenses and fees rebill represent payments made by the Funds' advisor to compensate the Partnership for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expense:

Distribution expense represents 12b-1 fees predominantly incurred to the dealer of record. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which result from unpaid distribution fees and certain commission earned by the Partnership) include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Receivables:

On a periodic basis, the Partnership evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current considerations. At June 30, 2009, no allowance for doubtful accounts was deemed necessary.

Income taxes:

The Partnership is not subject to income taxes as the partners are individually liable for the taxes, if any, on their share of taxable income. Accordingly, any income or loss generated is passed through to the Parent.

Note 2 - Summary of significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS No. 109", was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption of FIN 48 for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Partnership, pursuant to the FSP, has elected to defer its application until its required effective date of July 1, 2009. Management does not expect the adoption of FIN 48 to have a material effect on the financial condition or the results of operations of the Partnership.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"). This new pronouncement establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. SFAS 165 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date. Under SFAS 165, subsequent events that provide information about conditions that did not exist at the balance sheet date shall not be recognized in the financial statements. SFAS 165 is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2009.

The Partnership has evaluated the impact of events that have occurred subsequent to June 30, 2009 through August 20, 2009, the date the financial statements were available to be issued.

Note 3 - Related party transactions:

Foreside provides various services to the Partnership such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Partnership an administrative service fee for these services designed to cover the costs of providing such services. At June 30, 2009, amounts due to Foreside for these services amounted to $87,515. The aggregate administrative fee charged by Foreside amounted to $973,835 for the year ended June 30, 2009. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Partnership.

At June 30, 2009, the Partnership owes Foreside Financial Group, LLC $7,447.

The Partnership made three capital distributions to its Parent totaling $550,000 during the year.

During the year ended June 30, 2009, a broker-dealer, which is also a wholly-owned subsidiary of Foreside, became the distributor and principal underwriter for an investment company for which the Partnership had previously served as distributor and principal underwriter. On August 26, 2008, cash and liabilities, each with an aggregate balance of $1,557,476, were transferred to this related party broker-dealer.

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2009, the Partnership had net capital of $360,918, which was $305,677 in excess of its minimum required net capital of $55,241. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2009 was 2.3 to 1.

Note 5 - Regulatory compliance:

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not maintain customer accounts or handle customer funds.

Note 6 - Contracts:

The Partnership has Distribution Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements have an initial term of two years. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds automatically for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to the Agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Partnership. The Partnership has also entered into Distribution Services Agreements with the investment advisors to certain of the Funds (the "Service Agreement") which continue in effect through the term of the Distribution Agreement. The Partnership receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Partnership enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the shareholder servicing of the Fund shareholders. The Partnership may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Partnership first receives such payments from the Funds.

The Partnership is entitled to receive compensation and reimbursement of expenses set forth in the Distribution Agreements or the Distribution Services Agreements, based on the services selected. These agreements contain a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Distribution Services Agreement, the investment advisor agrees to compensate and reimburse the Partnership to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

The Partnership has agreements with third party financing agents with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under these agreements, the third party financing agent receives contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Partnership the amount of the commission due to the selling broker-dealers and the Partnership then remits such amounts to the selling broker-dealers.

NOTES TO FINANCIAL STATEMENTS

Note 7 - Indemnifications:

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Subsequent events:

The Partnership made a capital distribution to its Parent in the amount of $100,000 on July 1, 2009.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

Net capital:	
Partners' capital	$ 519,451
Deductible for nonallowable assets:	
Prepaid expenses	16,973
Other receivables	141,560
Total	158,533
Net capital	$ 360,918
Aggregate indebtedness - total liabilities	$ 828,617
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)	$ 55,241
Excess net capital	$ 305,677
Excess net capital at 1,000%	$ 278,056
Ratio of aggregate indebtedness to net capital	2.3 to 1

There are no material differences between net capital as shown above and the corresponding computation by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of June 30, 2009.

See Report of Independent Public Accountants.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
JUNE 30, 2009

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not maintain customer accounts or handle customer funds.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Partners
Foreside Distribution Services, L.P.

In planning and performing our audit of the financial statements of Foreside Distribution Services, L.P. (the "Partnership") (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited partnership) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
August 20, 2009

Foreside Distribution Services, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Partnership)

Report on Financial Statements
(With Supplementary Information)

Year Ended June 30, 2009